PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 160,911
Consulting fees receivable	185,291
Other assets	11,681
TOTAL ASSETS	$ 357,883

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable	$ 12,933
Due to related party	15,061
TOTAL LIABILITIES	$ 27,994
Member's Capital	$ 329,889
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 357,883

The accompanying notes are an integral part of these financial statements.